See attachment.

     Note: the Annual Report to Shareholders for 1998 is furnished to the Securities and Exchange Commission for information only and is not filed except for such specific portions that are expressly incorporated by reference in this report on Form 20-F.

[cover page to page 11 intentionally omitted.]



Dishwashing

[graphics omitted]

Every minute of every day, more than 5,000 dishwashing machines are started using Benckiser products

Dishwashing is our Company's most important category, accounting for 33% of net revenues and growing by 9% to NLG 1,283 million in 1998. Within this, the key focus is on the Automatic Dishwashing (ADW) market that accounts for 91% of net revenues in the category. In ADW, the Company is the clear worldwide market leader, with double the share of its nearest competitor. The ADW range of products includes detergents, rinse agents, decalcifier salts, machine deodorizers and machine cleaners.

Over the three years since 1995, the Company's net revenues in this category have grown by a compound rate of 19% a year, in part driven by the successful introduction of the Double Action Tablet technology that has led to significant gains in market share.

Activity in 1998 focused on strengthening our leading position in this category, through continuing our track record of consumer relevant innovation. In Western Europe, we launched and rolled out the upgraded Double Action Plus Tablet with an improved product formulation. This is now available in all the key markets. More recently, we introduced Calgonit two phase Gel, the first gel to deliver the benefits of

[graphics omitted]

double action performance, into Germany, Austria and Switzerland with encouraging reaction from both the retail trade and consumers. The product has already created a significant new sector of the market. Across all these markets we also completed the roll out of our new, reformulated automatic dishwashing machine cleaner and the Citro-Fresh machine deodorizer. All these innovations are available as part of the Calgonit or Finish brand range depending on the market concerned.

In North America we continued with the launch of Electrasol Double Action Tablets. In its first full year in the United States market, this innovation already achieved a market share of over 6% and met with great customer satisfaction as evidenced by its high repurchase rate. Our objective therefore is to further stimulate trial of this superior product. As a result, we maintained our high level of marketing investment in North America throughout the year.

Based on this activity, a combination of product innovation and marketing intensity, our share of the worldwide ADW market further increased to a new record in 1998.

We believe the potential for growth of the category remains very attractive due to the growing penetration of automatic dishwashing machines. Even in the most developed economies, such as the United States, only just over half of all households have a dishwasher, while in most European markets penetration is much lower. This compares with penetration levels of over 90% for laundry machines in all developed economies. As a result, the worldwide market for automatic dishwashing products continues to show healthy growth.

Our share of the worldwide Automatic Dishwashing market further increased to a new record in 1998. The Company is the worldwide leader with double the share of its nearest competitor

[graphics omitted]

Laundry Additives

Laundry Additives accounted for 27% of Group net revenues and grew by 13% to NLG 1,025 million in 1998. This category covers products that are used either before or during the main laundry wash cycle to improve performance, remove stains and enhance the quality of the wash. The Company's presence in this category is in three main areas: Water Softeners, Fabric Treatment products and Fabric Softeners. Over the three years since 1995, this category has grown at an average rate of 16% a year.

Water Softeners

Calgon is clear market leader worldwide with a measured share of over 80%

Water Softeners are main wash additives whose function is to protect the heating element of European style washing machines from the buildup of mineral deposits, prevent corrosion and thereby prolong the life of the machine. Water Softeners also enhance cleaning performance and fabric appearance. The Company's brand, Calgon, is clear market leader worldwide with a measured share of over 80%.

The key to growth for this subcategory is explaining the benefits of the brand to consumers in developed markets and extending the brand into new emerging markets where ownership of European style washing machines is growing. As the only substantial brand in the category worldwide, Calgon is responsible for generating growth in the category overall.

In 1998, Water Softeners made very strong progress on both key objectives. New advertising campaigns communicated effectively with consumers in Western Europe, generating strong additional demand for the brand. Growth was strongest in the underdeveloped markets of the UK and Spain. In addition, the continued roll out of the brand into newer markets of Eastern Europe, such as Poland, Hungary, the Czech Republic and Turkey, led to rapid growth in Rest of World. We believe that potential for the Calgon business remains strong, as key markets are still underdeveloped and European style machines increasingly gain acceptance.

[graphics omitted]

[graphics omitted]


Fabric Treatments

These products are used pre or in wash to remove stains that detergents leave behind. They are available in a number of formats, including liquids, powders, sprays, bars and tablets. Benckiser's leading brand in this area is Vanish, although the Company also has a number of local brands. In total we sell these products in 21 countries, including the UK, Spain, Italy, Portugal and all key markets of Eastern Europe, holding the number one or two position in 18 of these markets in the main in-wash sector. In recent years, this has been one of the fastest growing parts of Benckiser's business. During 1998, Benckiser purchased Napisan, the market leader in fabric treatment in Australia and New Zealand that also has a significant presence in Italy.

The key to growth in this market is effective consumer communication and innovation. In 1998, Benckiser grew further as a result of its introduction of the liquid in wash booster in a number of key markets. Importantly, we were the first company to introduce tablets into this category with the launch of Blanka double action stain-removing tablets in Portugal. Also, building on the established consumer franchise of Vanish as a stain remover for fabrics, we launched a range of carpet and upholstery cleaners in Turkey and parts of Eastern Europe with considerable success. We also launched pre-wash stain treaters in Turkey and the Czech Republic.

Fabric Treatments remove stains that detergents leave behind

Fabric Softeners

Fabric Softeners are products used in the main wash cycle to soften and freshen fabrics. Benckiser has strong positions in several markets in Western and Eastern Europe with its leading Quanto and Flor brands. The Company has a strategy of maintaining these strong positions. As softness and freshness are key drivers in this market, Benckiser relaunched its premium fabric softeners, Quanto and Flor, across Europe with new improved fragrances based on the concept of "natural essences" during 1998.

[graphics omitted]

Home Cleaning

[graphics omitted]

Marc is a new generation of all purpose cleaner that cleans and disinfects without chlorine


Home Cleaning products include liquid, powder and cream products used to clean surfaces within the home. Home Cleaning products represented 9% of Company net revenues and grew by 2% to NLG 344 million in 1998. The Company's key strategic focus in this category is on building its position in targeted specialty cleaners. These are products such as Lime-and-Rust cleaners, where Benckiser has the leading brand in the US, Lime-A-Way. In Europe the product is marketed under the Cillit brand name. The Company has a number one or two market position in 19 of the 21 markets where the brands are marketed. Over the three years since 1995, average growth of this category has been 13% a year.

Home Cleaning markets are highly fragmented and growth comes from product innovation and market segmentation. An example is our recently launched VitroClen brand, a product specifically designed for Home Cleaning the new vitro-ceramic stovetops. This product is now available in most of our European markets. Recently, we created a new product category in Hungary and Turkey with the launch of Marc and Marc H, a new generation of all-purpose cleaners that clean and disinfect without chlorine.

Benckiser has a local but established position in all-purpose cleaners, such as St. Marc in France, and in bathroom cleaners such as Scrub Free in the US. The St. Marc brand range in France was recently relaunched with new fragrances and disinfecting range extensions. In the US we launched a new shower-cleaner under the Scrub Free brand franchise.

Laundry Cleaning

Laundry Cleaning represented 24% of the Company's net revenues and grew 6% to NLG 923 million in 1998. Over the last three years, this category has shown average growth of 8% a year. In Laundry Cleaning, Benckiser focuses on the value sector. It sells its branded detergents in Southern European and emerging markets in Eastern Europe and China where it has strong positions in the value sector of the market. It is also the largest producer of private label laundry detergent powder in Europe in this category. Private label business in 1998 was strong.

The key strategic value of this category is to provide an entry platform for the Company in new territories. The business that can be achieved quickly through value laundry detergents creates enough scale to largely offset start-up costs. Typically, this is achieved using the Company's Dosia brand range, as is the case in much of Eastern Europe and more recently in China, although other brands such as Colon, Lanza and Ava also fulfil this function in specific markets. Achieving critical mass quickly in distribution and logistics supports the roll out of the premium niche products as economic growth stimulates demand for them.

In 1998, growth was driven by expansion of our brands in existing and newer markets. In China, Dosia has grown very rapidly following its introduction during the year. In Southern Europe, the Company has a strong presence with brands such as Ava and Sole in Italy, and Colon and Elena in Spain. In 1998, growth was led by market share gains for Colon in Spain behind the launch of laundry detergent tablets. While Benckiser is normally not an innovation leader, but a rapid follower, in this instance it was the first multinational company to introduce these tablets in late 1997, leveraging its tablet making expertise gained in dishwashing and water softeners. More recently, during 1998, this product was introduced in Israel and the Czech Republic.

Benckiser was the first company to launch laundry detergent tablets, with the Colon brand

[graphics omitted]

[page 18 to page 23 is intentionally omitted.]



Results of Operations

The following discussion and analysis of the financial position and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements, the Notes to the Consolidated Financial Statements, and other financial information contained elsewhere in this Annual Report. All numbers presented are in million except for per share data.

General

The Company was incorporated in the Netherlands in December 1996. Joh. A. Benckiser GmbH ("JAB"), a German corporation, sold or contributed certain subsidiaries it owned to the Company during the period up to June 1997 ("the Reorganization"). Prior to the Reorganization, the household cleaning products business of JAB was operated as a division of JAB, consisting principally of a number of wholly owned subsidiaries of JAB. The household products division introduced its first product - Calgon, a Water Softener - in 1956. In the following years, new household cleaning products under brand names such as Calgonit and Quanto were introduced in countries throughout Europe. Over 10 years beginning in 1982, the household products division grew rapidly, as JAB acquired 18 companies in 11 countries throughout key worldwide markets, including the 1985 acquisition of St. Marc S.A. in France and the 1987 acquisition of Ecolab's worldwide consumer business. In 1988, JAB bought Mira Lanza Spa and Panigal Spa in Italy; in 1989, JAB bought S.A. Camp in Spain. In 1990, JAB also began making acquisitions in the cosmetics industry. As a result of the Reorganization, JAB divided its business into a separate household cleaning products subsidiary - the Company - and a separate cosmetics subsidiary, Coty Inc.

Currency Fluctuations

The Company owns subsidiaries and sells its products in many different countries and therefore conducts business in various currencies. The Company's Consolidated Financial Statements, which are presented in Dutch guilders, are impacted by foreign exchange fluctuations primarily through translation risk, rather than transaction risk. Translation risk is the risk that the financial statements of the Company for a particular period or as of a certain date are affected by changes in the prevailing exchange rates of the various currencies in which its assets and liabilities are denominated against the Dutch guilder. Generally, a weakening of the Dutch guilder against other currencies has tended to affect reported operating results positively and a strengthening of the Dutch guilder against other currencies has tended to affect reported operating results negatively.

Transaction risk is the risk that the currency structure of the Company's costs and liabilities deviates to some extent from the currency structure of sales proceeds and assets. Transaction risk has not in the past had a material impact on the Company's results of operations. The Company's results are generally not significantly impacted by transaction risk because the Company maintains local manufacturing operations in many of the countries where it sells its products. In certain cases, the Company's raw materials and packaging costs are invoiced in one currency, while related revenues are collected in another, which has had, and may in the future have, positive and negative effects.

From time to time, the Company purchases or sells currencies forward to hedge currency risk, primarily related to cash flows receivable by the Company from its subsidiaries in intercompany financing transactions, such as loans, interest and royalty payments, license fees and dividends. The Company has not experienced significant gains or losses as a result of such hedging activities. Beyond the Company's effective hedge through currency matching of many costs and related revenues, the Company generally does not attempt to hedge against transaction risk. With respect to translation risk, even though the fluctuations of currencies against the Dutch guilder can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration at the consolidated level and does not affect the underlying results of operations of the Company's operating subsidiaries.

Net Revenues

The Company

Net revenues increased 8%, from NLG 3,582.4 in 1997 to NLG 3,857.4 in 1998, reflecting increases in net revenues across all core categories and regions. The increases in net revenues, stated in Dutch guilders, in all of the Company's product categories and geographic regions, were due primarily to increases in volume of goods sold, rather than price increases, as the Company experienced market growth in core categories, increased market shares in certain key product categories and experienced further growth in new markets entered in late 1996 and 1997.

Adjusted for changes in foreign exchange rates (by applying average 1997 constant exchange rates to 1998 local currency net revenues), the Company's net revenues also increased by 8%.

In 1997, the Company's net revenues rose 18%, to NLG 3,582.4 from NLG 3,039.0 reported in 1996.

Dishwashing Products

The Company's net revenues in Dishwashing products increased 9%, from NLG 1,179.6 in 1997 to NLG 1,282.7 in 1998. The 9% increase was largely attributable to net revenue increases in Automatic Dishwashing (ADW) products (91%) as a result of: (i) the roll out of the Company's new Double Action Plus Tablets under the brand names Calgonit and Finish and the launch of a new machine cleaner and deodorizing product in Western Europe; (ii) the substantial volume and market share gains behind the launch of the Electrasol Double Action Tablets in North America in the second half of 1997; and (iii) the further roll out of the Company's ADW products in new markets. As a result, the Company's measured worldwide market share increased from 38.2% in 1997 to 38.8% in 1998.

Adjusted for changes in foreign exchange rates, the Company's net revenues in Dishwashing products increased by 9%.

The Company's net revenues generated by Dishwashing products in 1997 increased by 26%, from NLG 939.9 in 1996 to NLG 1,179.6.

Laundry Additives

The Company's net revenues in Laundry Additives increased by 13%, from NLG
904.0 in 1997 to NLG

Net Revenues by Category

[graphics omitted]

1,025.0 in 1998. The 13% increase was attributable to the growth of Fabric Treatment products, mainly reflecting the successful integration of the Napisan business, which was acquired in July 1998, in Australia, New Zealand and Italy. Also, the roll out of Blanka Double Action Tablets in Portugal, and some line extensions in new markets like Turkey and Poland, contributed to the growth. In addition, the Calgon Water Softeners business grew substantially, boosted by a very successful advertising campaign, in the UK, France, Italy, Spain and Greece.

Adjusted for changes in foreign exchange rates, the Company's net revenues in Laundry Additives increased by 14%.

The Company's net revenues in Laundry Additives increased by 17% in 1997 from NLG 773.0 in 1996 to NLG 904.0.

Home Cleaning

The Company's net revenues in Home Cleaning products increased by 2%, from NLG
335.8 in 1997 to NLG 343.5 in 1998. The 2% increase was largely attributable to continued growth in semi-established markets like Poland and Hungary, partly offset by a decline in net revenues in Russia and the CIS.

Adjusted for changes in foreign exchange rates, the Company's net revenues in Home Cleaning products increased by 3%.

In 1997, the Company's net revenues derived from Home Cleaning products advanced 20%, to NLG 335.8 from NLG 278.9 in 1996.

Laundry Cleaning

The Company's net revenues in Laundry Cleaning products increased by 6%, from NLG 875.0 in 1997 to

NLG 923.2 in 1998. The 6% growth was largely attributable to the favorable development in China, a new market entered at the end of 1996, as well as market share gains in Spain behind the introduction of Colon Double Action Tablets.

Adjusted for changes in foreign exchange rates, the Company's net revenues in Laundry Cleaning products increased by 7%.

The Company's net revenues derived from Laundry Cleaning products in 1997 increased 14%, from NLG 765.7 in 1996 to NLG 875.0.

Other

The Company's net revenues in other products decreased by 2%, from NLG 288.0 in 1997 to NLG 283.0 in 1998.

Adjusted for changes in foreign exchange rates, the Company's net revenues from other products decreased by 1%.

The Company's net revenues in other products increased by 2% in 1997, from NLG
281.4 in 1996 to NLG 288.0.

Western Europe

The Company's net revenues in Western Europe increased by 7%, from NLG 2,434.9 in 1997 to NLG
2,603.4 in 1998. The 7% increase was achieved across all major categories and all main markets of the Company. Particularly strong growth came from premium niche categories such as Calgonit and Finish Automatic Dishwashing products in the UK,
Spain, Italy, France and the Netherlands, reflecting the success of the roll out of the Company's new

Category Net Revenues - Four Year Development

[graphics omitted]

Double Action Plus upgrade and the launch of a new machine deodorizing product for dishwashers. Calgon Water Softeners, boosted by a very successful advertising campaign in the UK, France, Italy, Spain and Greece, grew significantly. Fabric Treatment products also contributed to the growth following the introduction of Blanka Double Action Tablets in Portugal, and due to the first time contribution in Italy of Napisan, which was acquired in July 1998. Laundry Cleaning developed well in Spain, where Colon Double Action Tablets were launched.

The largest countries by net revenues in Western Europe are, in order of magnitude, Italy, Spain, Germany, France and the UK, which, on a combined basis, represent approximately 85% of the Company's net revenues in Western Europe in 1998 and 1997.

Adjusted for changes in foreign exchange rates the Company's net revenues in Western Europe increased by 7%.

In 1997, the Company's net revenues in Western Europe rose 10%, from NLG 2,223.4 in 1996 to NLG 2,434.9.

North America

The Company's net revenues in North America increased by 5%, from NLG 531.6 in 1997 to NLG 556.9 in 1998. The 5% increase was largely attributable to increased volume and market share gains in North America for the Company's leading ADW product brand, Electrasol, reflecting the successful launch of the Electrasol Double Action Tablets. This positive effect was partly offset by heavy price competition in other parts of the market with a negative impact on both net revenues and margins.

Adjusted for changes in foreign exchange rates, the Company's net revenues in North America increased by 4%.

The Company's net revenues in North America increased by 35% in 1997, from NLG
392.7 recorded in 1996 to NLG 531.6.

Rest of World

The Company's net revenues in Rest of World increased by 13%, from NLG 615.9 in 1997 to NLG 697.1 in 1998. The 13% increase was largely attributable to the roll out of the Company's existing portfolio of premium-niche products in semi-established markets such as Turkey, Poland, the Czech

Gross Margin Improvement: Four Year Development

[graphics omitted]

Republic, Slovakia and Hungary. In addition it reflects the successful integration of the Napisan business in Australia and New Zealand, which started in July 1998. In China, net revenues grew strongly due to further geographic roll out and the launch of the Dosia value brand alongside the existing Power 28 Laundry Cleaning brand. In Russia and the CIS, net revenues have declined following the summer economic crisis and the subsequent change to hard-currency cash sales terms.

Adjusted for changes in foreign exchange rates the Company's net revenues in Rest of World increased by 18%.

In 1997, the Company's net revenues derived from Rest of World increased 46%, from NLG 422.9 in 1996 to NLG 615.9.

Cost of Sales

The Company's cost of sales increased by 6%, from NLG 2,052.1 in 1997 to NLG 2,166.2 in 1998. Cost of sales increased as a result of higher unit volumes. As a percentage of net revenues, such cost of sales decreased from 57.3% in 1997 to 56.2% in 1998. Cost of sales as a percentage of net revenues decreased primarily due to a more favorable product mix, featuring a greater proportion of relatively high margin premium products, continued significant cost savings both in developed and emerging markets through cost-cutting programs, and first benefits from the manufacturing restructuring program implemented in 1997.

The Company's cost of sales were NLG 1,803.0 in 1996 and rose by 14% to 2,052.1 in 1997. As a percentage of net revenues, the cost of sales decreased from 59.3% in 1996 to 57.3% in 1997.

Selling, General and Administrative Expenses

The Company's selling, general and administrative expenses increased by 8%, from NLG 1,120.7 in 1997 to NLG 1,215.0 in 1998. As a percentage of net revenues, such selling, general and administrative expenses increased from 31.3% in 1997 to 31.5% in 1998. The increase as a percentage of net revenues was largely attributable to a 14% increase in marketing costs, driven by increased support of the Company's leading brands in Western Europe and North America and by the regional expansion strategy into new markets.

Selling, general and administrative expenses increased by 32% in 1997 to NLG 1,120.7 from NLG 850.9 in 1996.

Restructuring

Beginning in 1997, the Company initiated an extensive program of identifying and implementing cost reduction and profit enhancement initiatives designed to increase the efficiency and profitability of its operations worldwide. These initiatives include: (i) a restructuring program that includes the closure of four facilities in Western Europe (Austria, Belgium, Italy and Portugal) and one in Puerto Rico; (ii) increasing common components across product lines to simplify manufacturing and logistics operations and reduce working capital; and
(iii) a restructuring of local sales forces and administration activities. These changes resulted in a reduction of approximately 310 positions in 1998, primarily as a result of the closure of the factories. A further reduction of approximately 330 positions will be completed during 1999.

The expenses related to the restructuring program were estimated to be NLG 62.3 and were recorded in the second half of 1997, including the write-off of certain assets. The Company anticipates that these cost reduction and profit enhancement initiatives will be completed during 1999. Although the majority of the cash payments were made in 1997 and 1998, some of the cash payments will be extended into 1999 due to lay-off and severance schemes.

Amortization of Intangibles

The Company had net intangible assets of NLG 750.6 as of December 31, 1998. These intangible assets relate to trademarks, goodwill and other intangible assets, which are being amortized over their estimated useful lives. The majority of these amounts relate to major acquisitions made between 1987 and 1989 and to the Napisan acquisition in 1998. Non-cash expenses related to amortization of intangible assets fell from NLG 40.7 in 1997 to NLG 40.0 in 1998.

Non-cash expenses related to amortization of intangibles fell from NLG 41.1 in 1996 to NLG 40.7 in 1997.

Operating Income

Operating income increased by 42%, from NLG 306.6 in 1997 to NLG 436.2 in 1998. The increase in operating income was driven by a gross margin improvement of
1.1 percentage points, which was partly offset by an increase in marketing spending. Comparisons were also favored by the absence of restructuring and stock-based compensation expenses incurred in 1997.

Without those charges operating income grew by 14%. In Western Europe, operating income, exclusive of restructuring and stock-based compensation expenses in 1997, increased from NLG 358.3 in 1997 to NLG 448.1 in 1998, or by 25%. Operating income, exclusive of restructuring and stock-based compensation expenses in 1997, decreased in North America from NLG 7.3 in 1997 to NLG (0.7) in 1998, or by 110%, and decreased, exclusive of restructuring and stock-based compensation expenses in 1997, in Rest of World from NLG 15.2 in 1997 to NLG
2.7 in 1998, or by 82%.

The increase in operating income, exclusive of restructuring and stock-based compensation expenses, in Western Europe was largely attributable to improved operating income in Italy, Spain, France and the UK, reflecting growth in net revenues and an improved gross margin. The decrease in operating income, exclusive of restructuring and stock-based compensation expenses, in North America was due to significant spending in marketing following the launch of the Electrasol ADW Double Action Tablet and margin pressure in other parts of the market due to intensified competition. The decrease in operating income, exclusive of restructuring and stock-based compensation expenses, in Rest of World was attributable to the losses incurred in Russia and the CIS due to a substantial decline in business following the economic crisis in those countries. As a result, the Company has downscaled its operations in those countries to better match the reduced consumer demand. These losses in Russia and the CIS were offset by improved profitability in semi-established countries such as Turkey, Poland, the Czech Republic, Slovakia and Hungary, and in the new market of China.

In 1997, operating income decreased by 11% to NLG 306.6, from NLG 344.0 in 1996.

Interest Expense, Net

Interest expense, net, decreased by 23%, from NLG 56.1 in 1997 to NLG 43.4 in 1998. The decrease was mainly due to a net repayment of debt and net borrowings due to affiliates, and to a decrease in the effective interest rate in 1998.

Interest expense, net, decreased by 20%, from NLG 70.6 in 1996 to NLG 56.1 in 1997.

Provision for Income Taxes

Provision for income taxes increased 52%, from NLG 105.4 in 1997 to NLG 159.8 in 1998, due to an increase in earnings before income taxes of 57%, partially offset by a decrease in the Company's effective tax rate from 42.1% to 40.7%.

In 1997, provision for income taxes decreased by 5%, from NLG 110.4 in 1996 to NLG 105.4, due to a 8% decrease in earnings before income taxes, which was partly offset by a 1.7 percentage points increase in the effective tax rate.

Net Earnings

The Company's net earnings (after minority interests) increased by 55%, from NLG 154.8 in 1997 to NLG 239.7 in 1998. Excluding the restructuring expenses and the stock-based compensation expenses recorded in 1997, adjusted for the tax effect of these items, the Company's net earnings increased by 20% from NLG
199.7 in 1997.

The Company's net earnings (after minority interests) decreased 6% in 1997, from NLG 164.9 in 1996 to NLG 154.8.

Earnings Per Share

The Company's basic and diluted earnings per share increased by 55% and 52% from NLG 2.95 and NLG 2.91 in 1997 to NLG 4.57 and NLG 4.42 in 1998, respectively. Excluding the restructuring expenses and stock-based compensation expenses recorded in 1997, adjusted for the tax effect of these items, the Company's basic and diluted earnings per share increased by 20% and 18% from NLG 3.81 and NLG 3.75 in 1997, respectively.

Net Revenues and Operating Income Breakdown

The following table is intended to indicate the net revenue and operating income growth of the Company both at actual exchange rates and at constant exchange rates, using, as constant exchange rate, the 1997 average Dutch guilder exchange rates, removing the effect of currency translation. With respect to countries with high inflation, actual exchange rates have been applied for both growth rate calculations. The Company believes that the following presentation more clearly illustrates the results of the Company as influenced by operational items such as unit sales growth, as opposed to the influence of currency fluctuations. The table below is presented solely for the purpose of allowing a presentation of underlying trends, free of translation effects, by presenting growth rates for sales by product category and geographical region, as well as for operating income by geographical region.

Net Revenues and Operating Income Breakdown

                                       1998         % of          1997              % change
                                       NLG          total         NLG            exchange rates
(In millions)                      actual rates               actual rates     actual     constant
--------------------------------------------------------------------------------------------------
Net revenues by product category

Dishwashing                           1,282.7         33         1,179.6         8.7         9.1
Laundry Additives                     1,025.0         27           904.0        13.4        14.0
Home Cleaning                           343.5          9           335.8         2.3         2.9
Laundry Cleaning                        923.2         24           875.0         5.5         6.5
Other                                   283.0          7           288.0        (1.7)       (1.2)
Total                                 3,857.4        100         3,582.4         7.7         8.3

Net revenues by region

Western Europe                        2,603.4         67         2,434.9         6.9         6.9
North America                           556.9         15           531.6         4.8         3.6
Rest of World                           697.1         18           615.9        13.2        17.8
Total                                 3,857.4        100         3,582.4         7.7         8.3

Operating income by region

Western Europe                          448.1                      358.3        25.1        25.1
North America                            (0.7)                       7.3      (109.6)     (108.2)
Rest of World                             2.7                       15.2       (82.2)      (65.8)
Corporate/Eliminations                  (13.9)                       3.2         ---         ---
Subtotal                                436.2                      384.0        13.6        14.3
Restructuring expenses 1)                 0.0                      (62.3)        ---         ---
Stock-based compensation expenses         0.0                      (15.1)        ---         ---
Total                                   436.2                      306.6        42.3        43.2

1) Restructuring expenses include NLG 48.6 for Western Europe, NLG 5.7 for North America, NLG 4.0 for Rest of World and NLG 4.0 for corporate and eliminations.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Cash provided by operations totaled NLG 371.6 in 1998, NLG 351.1 in 1997 and NLG 398.0 in 1996, with NLG 353.8, NLG 277.9 and NLG 290.0, respectively, generated by cash flow from earnings before minority interests and depreciation and amortization, while the remainder in each case resulted mainly from changes in working capital and provisions. The increase in cash generated by operations in 1998, as compared with 1997, was primarily due to the increase in net earnings and accounts payable partly offset by an increase in accounts receivable due to the termination of a factoring agreement with an affiliate. The decrease in cash generated by operations in 1997 as compared with 1996 reflects the Company's greater working capital needs due to the entry into new markets and net revenue growth. For all periods presented, cash provided by operations was used to fund capital expenditures, business acquisitions, financing activities and net distributions to the shareholders.

Cash and cash equivalents at year-end 1998, 1997 and 1996 were NLG 96.0, NLG
80.6 and NLG 36.0, respectively.

The Company factors certain of its third-party accounts receivable, a major portion of which was done through an agreement with an affiliate, which was discontinued as of June 30, 1998. The Company has paid factoring fees to the affiliate that were based on the monthly outstanding balance and publicly available market interest rates. Third-party factoring agreements are primarily on a limited recourse basis, with recourse to the Company for a defined percentage of the accounts that become uncollectable. The effect of factoring accounts receivable accelerates the Company's ability to generate cash from its operations and, in some cases, reduces outstanding short term borrowings.

Cash Flow from Investing Activities

Net cash used in investing activities totaled NLG 190.3 in 1998, NLG 144.6 in 1997 and NLG 95.1 in 1996. The Company spent NLG 231.2, NLG 139.9 and NLG 117.3 on tangible and intangible assets in 1998, 1997 and 1996, respectively. The increase over the years is primarily due to investments in new plant facilities (including China and Hungary), the improvement of existing facilities, particularly Tablet production equipment, and investments in new information systems. Included in the 1998 number is the acquisition of the Napisan Fabric Treatment business from Procter & Gamble. In 1997, the Company invested NLG
12.1 in other non-current assets relating to minority investments and a prepayment as security for a long term operational lease.

Cash Flows from Financing Activities

Net cash used in financing activities totaled NLG 151.6 in 1998, NLG 173.2 in 1997 and NLG 309.1 in 1996.

As a result of the presentation of the Consolidated Financial Statements as if the Company had existed as a stand-alone operation for all periods presented, with the same net debt structure as was actually created as of June 30, 1997, the total of net financing activities includes net distributions to JAB and working capital funding by JAB and its affiliates to keep the net indebtedness constant through June 30, 1997. In the second half year of 1997, the Company replaced its affiliated borrowings due to JAB, replaced a German Mark 130.0 subordinated loan and replaced certain other long and short term borrowings with new loan agreements.

The net distributions to JAB totaled NLG 141.0 in 1997 and NLG 304.3 in 1996. In 1998, the Company paid an interim dividend to its shareholders of NLG 36.9.

Net Indebtedness

The Company maintains bank overdrafts and unsecured short term lines of credit of NLG 665.6, of which NLG 52.3 and NLG 90.4 were drawn down as of December 31, 1998 and 1997, respectively.

The Company had an outstanding subordinated long term borrowing of Austrian Schilling 350.0 as of December 31, 1997, which was repaid on September 30, 1998. On December 23, 1997, the Company entered into a subordinated loan agreement of NLG 100.0 with JAB Investments B.V., an affiliated company of JAB, which was repaid on October 1, 1998. On December 20, 1997, the Company repaid a subordinated long term borrowing of German Mark 130.0 matching a receivable from JAB of the same amount due on the same date.

On October 31, 1997, a subsidiary of the Company entered into a seven-year credit facility of German Mark 450.0 (the "Credit Facility") with a syndicate of banks led by Westdeutsche Landesbank Girozentrale. The Credit Facility replaced affiliated borrowings from JAB and certain other loans. Drawings under the Credit Facility bear interest at a rate based on the Reuters Monitor Money Services Page "ICAR" plus a margin of 0.50% per annum. On the date of borrowing the rate is fixed for the remaining term. During the term of the Credit Facility, the Company is required to maintain certain covenants, including certain financial ratios. As of December 31, 1998, and as of December 31, 1997, the Company had utilized the Credit Facility in full.

The Company had outstanding committed, unsecured term loans and long term lines of credit in various currencies, totaling NLG 1,023.7 as of December 31, 1998, NLG 525.0 as of December 31, 1997, and NLG 148.8 as of December 31, 1996. Total outstanding capital lease commitments were NLG 35.1 as of December 31, 1998, NLG 47.2 as of December 31, 1997, and NLG 55.5 as of December 31, 1996. The total amounts available under committed, unsecured long term lines of credit were NLG 389.8 as of December 31, 1998, and NLG 56.6 as of December 31, 1997.

Management believes that the Company's cash generated from operations and available credit facilities will be sufficient to cover the Company's working capital, debt service and capital expenditures for at least the next twelve months.

The Company is dependent on payments, dividends and distributions from its operating subsidiaries in various jurisdictions for funds to pay dividends to its shareholders. The ability of the Company and its principal operating subsidiaries to pay dividends is subject to certain statutory limitations in their respective jurisdictions, which primarily relate to the required allocation of a nominal percentage of earnings to the establishment and maintenance of statutory reserves. As a result, the Company's ability to pay dividends may be limited.

Year 2000

The Company is undertaking a comprehensive program with the goal of making its business systems and computerized information Year 2000 compliant. A worldwide taskforce has been established, including corporate and local sales and manufacturing management, to coordinate this program. Progress of this program is monitored and reported to management and to the Finance & Audit Committee of the Supervisory Board of Directors on a regular basis. The main focus is the introduction of new standardized systems across the group that are Year 2000 compliant, in particular the widespread adoption of the J. D. Edwards business applications software for finance, distribution and manufacturing. The Company is also reviewing its non-IT systems, which include the hardware, software and associated embedded computer technologies that are used to operate Company facilities, equipment and other activities that are not related to IT systems.

The total costs of the Company's Year 2000 compliance program are estimated to be approximately NLG 45.0, of which NLG 20.0 and NLG 12.0 has already been incurred through 1998 and 1997 respectively. Costs related to the Year 2000 problem are expensed as incurred or capitalized (i.e. software) and amortized over their useful life.

The Year 2000 program has been designed to include five phases: planning, assessment, conversion, implementation and review. The implementation phase was substantially completed by the end of the first quarter of 1999, with ongoing testing and external reviewing of systems to be carried out during the course of the second and third quarter of 1999. A team of external and internal auditors will carry out the review phase.

In addition, the Company's program includes assessing Year 2000 compliance at its significant suppliers, third-party service providers and customers. This program will continue throughout 1999, but is expected to be substantially complete before the end of the year.

The Company believes it is taking reasonable steps to prevent major interruptions in the business related to the Year 2000 issues, including considering certain contingency plans. The effect, if any, if the Company, its suppliers or the public sector are not fully Year 2000 compliant is not reasonably estimable. The major risk associated with the Year 2000 would be the inability to deliver the Company's products to its customers. In the worst case this would have a negative effect on net revenues, profitability and market share. The Company believes, however, that the successful completion of its Year 2000 program will significantly reduce the risk of a major business interruption due to Year 2000 failures.


The estimated costs of the Company's program and the dates by which the Company believes it will have completed each of the phases of the program, are based on management's best estimates, which rely on numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans and other factors. These estimates, however, may prove not to be accurate and actual results could differ materially from those anticipated. Factors that could result in material differences include, without limitation, the availability to identify, assess, remediate and test all relevant computer codes and embedded technology, and similar uncertainties. In addition, Year 2000 related issues may lead to possible third-party claims, the impact of which cannot be estimated at this stage. No assurance can be given that the aggregate cost of defending and resolving such claims, if any, would not have a material adverse effect on the Company.

[page 37 is intentionally omitted.]



Consolidated Statements of Operations


For the year ended December 31                    1998      1998      1998      1997      1996
(In millions, except per share data)              US$       EUR       NLG       NLG       NLG
------------------------------------------------------------------------------------------------
Net revenues                                     2,042.3  1,750.4   3,857.4    3,582.4   3,039.0
Cost of sales                                    1,146.9    983.0   2,166.2    2,052.1   1,803.0

Gross profit                                       895.4    767.4   1,691.2    1,530.3   1,236.0
Selling, general and administrative expenses       643.3    551.3   1,215.0    1,120.7     850.9
Restructuring expenses                                --       --        --       62.3        --
Amortization of intangibles                         21.2     18.1      40.0       40.7      41.1

Operating income                                   230.9    198.0     436.2      306.6     344.0
Interest expense - third parties
  (net of interest income of NLG 9.5,
  NLG 5.0 and NLG 6.4, respectively)                21.3     18.3      40.2       47.1      58.8
Interest expense - affiliates
  (net of interest income of NLG 0.3,
  NLG 10.6 and NLG 8.5, respectively)                1.7      1.5       3.2        9.0      11.8

Earnings before income taxes and
  minority interests                               207.9    178.2     392.8      250.5     273.4
Provision for income taxes                          84.6     72.5     159.8      105.4     110.4

Net earnings before minority interests             123.3    105.7     233.0      145.1     163.0
Minority interests                                  (3.6)    (3.1)     (6.7)      (9.7)     (1.9)

Net earnings                                       126.9    108.8     239.7      154.8     164.9

Basic earnings per common share                     2.42     2.07      4.57       2.95      3.15
Diluted earnings per common share                   2.34     2.01      4.42       2.91      3.15

See notes to Consolidated Financial Statements.

Consolidated Balance Sheets


December 31                                            1998      1998      1998      1997
(In millions, except share and per share data)         US$       EUR       NLG       NLG
--------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                            50.8      43.6      96.0      80.6
     Accounts receivable, net of allowances
       of NLG 34.4 and NLG 34.6 respectively             254.1     217.8     479.9     381.8
     Inventories                                         139.5     119.5     263.3     257.9
     Prepaid expenses and other current assets            62.3      53.4     117.6     100.3
     Due from affiliates                                   6.8       5.8      12.9      16.9
     Deferred income taxes                                15.0      12.8      28.4      35.7
          Total current assets                           528.5     452.9     998.1     873.2

NON-CURRENT ASSETS:
     Property, plant and equipment, net                  262.8     225.2     496.3     502.8
     Trademarks, net                                     172.6     147.9     326.0     272.1
     Goodwill, net                                       224.8     192.7     424.6     408.5
     Other non-current assets                              6.4       5.6      12.2      13.7
          Total non-current assets                       666.6     571.4   1,259.1   1,197.1
          Total assets                                 1,195.1   1,024.3   2,257.2   2,070.3

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term debt and current portion of
       long-term debt                                    120.9     103.6     228.4      95.8
     Accounts payable                                    283.3     242.8     535.0     473.9
     Income tax and other taxes payable                   83.8      71.8     158.3     102.6
     Accrued expenses and other current
       liabilities                                       234.4     200.9     442.7     402.6
     Due to affiliates                                    10.2       8.7      19.2      28.7
          Total current liabilities                      732.6     627.8   1,383.6   1,103.6

LONG-TERM LIABILITIES:
     Long-term debt                                      242.3     207.6     457.7     566.9
     Pensions and other long-term liabilities             49.7      42.8      93.9      91.1
     Deferred income taxes                                27.3      23.4      51.5      49.6
     Subordinated loan                                                                  56.1
     Subordinated loan due to affiliate                                                100.0
     Minority interests                                    2.8       2.4       5.3      12.5
          Total long-term liabilities                    322.1     276.2     608.4     876.2
          Total liabilities                            1,054.7     904.0   1,992.0   1,979.8

SHAREHOLDERS' EQUITY:
     Class A Common Shares, par value
       NLG 4.00 per share, 32,625,000 shares
       authorized; 13,655,000 shares
       issued and outstanding                             28.9      24.8      54.6      54.6
     Class B Common Shares, par value NLG
       1.00 per share, 94,500,000 shares
       authorized; 39,064,630 and 38,761,670
       shares issued and outstanding, respectively        20.7      17.7      39.1      38.8
     Additional paid-in capital                           44.5      38.1      84.0      73.2
     Retained earnings                                   136.8     117.2     258.3      55.5
     Other cumulative comprehensive income (loss)        (90.5)    (77.5)   (170.8)   (131.6)
          Total shareholders' equity                     140.4     120.3     265.2      90.5
          Total liabilities and shareholders'
            equity                                     1,195.1   1,024.3   2,257.2   2,070.3


See notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

                                        Class A   Class B   Additional               Other Cumulative
                                        Common    Common     Paid-in       Retained    Comprehensive               Comprehensive
(Dutch guilders, in millions)           Shares    Shares     Capital       Earnings    Income (loss)     Total     Income (loss)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1996                 54.6       38.5      242.5            --         (204.1)        131.5           --
Net distributions to parent                --         --     (139.4)       (164.9)            --        (304.3)          --
Translation adjustment                     --         --         --            --           52.7          52.7         52.7
Net earnings for the year                  --         --         --         164.9             --         164.9         164.9
Total comprehensive income                 --         --         --            --             --            --         217.6

BALANCE, DECEMBER 31, 1996               54.6       38.5      103.1            --         (151.4)         44.8            --
Issuance of Class B Common Shares          --        0.3       10.4            --             --          10.7            --
Net distributions to parent                --         --      (41.7)        (99.3)            --        (141.0)           --
Capital contribution
  regarding stock-based plans              --         --        1.4            --             --           1.4            --
Translation adjustment                     --         --         --            --           19.8          19.8          19.8
Net earnings for the year                  --         --         --         154.8             --         154.8         154.8
Total comprehensive income                 --         --         --            --             --            --         174.6

BALANCE, DECEMBER 31, 1997               54.6       38.8       73.2          55.5         (131.6)         90.5            --
Issuance of Class B Common Shares
  from exercise of stock options           --        0.3       10.8            --             --          11.1            --
Dividend distribution                      --         --         --         (36.9)            --         (36.9)           --
Translation adjustment                     --         --         --            --          (39.2)        (39.2)         (39.2)
Net earnings for the year                  --         --         --         239.7             --         239.7          239.7
Total comprehensive income                 --         --         --            --             --            --          200.5
BALANCE, DECEMBER 31, 1998               54.6       39.1       84.0         258.3         (170.8)        265.2

During 1997, the Company acquired NLG 13.7 in Class B Common Shares of the Company from an affiliate and subsequently distributed such shares under the Company's stock-based plans.

See notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows


For the year ended December 31                         1998      1998      1998      1997      1996
(In millions)                                          US$       EUR       NLG       NLG       NLG
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                           126.9     108.8     239.7     154.8     164.9
Adjustments to reconcile net earnings to net cash
provided by operations:
     Depreciation and amortization                      63.9      54.8     120.8     132.8     127.0
     Deferred income taxes                               3.2       2.8       6.1     (29.2)     (8.1)
     (Gain) loss on sale of fixed assets                (8.3)     (7.2)    (15.7)      1.0      (0.4)
     Minority interests                                 (3.6)     (3.0)     (6.7)     (9.7)     (1.9)
     Compensation expenses from stock-based plans         --        --        --      15.1        --
     Restructuring expenses                               --        --        --      62.3        --
Changes in operating assets and liabilities that
provided (used) cash:
     Accounts receivable                               (63.1)    (54.1)   (119.2)    (61.6)     25.0
     Inventories                                        (8.9)     (7.6)    (16.8)    (25.3)    (43.6)
     Prepaid expenses and other current assets         (10.5)     (9.0)    (19.9)     (3.1)     (9.3)
     Accounts payable                                   41.8      35.8      78.9      57.0      72.5
     Income tax and other taxes payable                 33.2      28.5      62.8     (11.1)     29.8
     Accrued expenses and other liabilities             25.1      21.5      47.4      48.6      35.6
     Pensions and other long-term liabilities            2.5       2.1       4.7       7.8       6.5
     Due from/to affiliates (net)                       (5.6)     (4.8)    (10.5)     11.7        --
          Net cash provided by operating activities    196.6     168.6     371.6     351.1     398.0
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of fixed assets                          (60.0)    (51.4)   (113.3)   (138.9)   (103.0)
     Proceeds from sale of fixed assets                 21.7      18.6      40.9       7.4      22.2
     Purchase of intangible assets                     (62.4)    (53.5)   (117.9)     (1.0)    (14.3)
     Purchase of other non-current assets                 --        --        --     (12.1)       --
          Net cash used in investing activities       (100.7)    (86.3)   (190.3)   (144.6)    (95.1)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Issuance of Class B Common Shares                   5.9       5.0      11.1      10.7        --
     Purchase of Class B Common Shares from
       affiliate                                          --        --        --     (13.7)       --
     Net proceeds (repayments) - short-term debt        27.4      23.6      51.8    (166.6)   (125.6)
     Net proceeds (repayments) - due from/to
       affiliates                                         --        --        --    (189.8)    133.2
     Proceeds from subordinated loan due to
       affiliate                                          --        --        --     100.0        --
     Repayments of subordinated loan due to
       affiliate                                       (52.9)    (45.3)   (100.0)       --        --
     Proceeds from long-term debt                         --        --        --     509.7      47.1
     Repayments of long-term debt                      (11.3)     (9.7)    (21.5)   (136.2)    (59.5)
     Repayments of subordinated loans                  (29.7)    (25.5)    (56.1)   (146.3)       --
     Distributions to parent                              --        --        --    (141.0)   (304.3)
     Dividend distribution                             (19.6)    (16.8)    (36.9)       --        --
          Net cash used in financing activities        (80.2)    (68.7)   (151.6)   (173.2)   (309.1)
EFFECT OF EXCHANGE RATES ON CASH AND
CASH EQUIVALENTS                                        (7.5)     (6.5)    (14.3)     11.3      21.9
Net increase in cash and cash equivalents                8.2       7.1      15.4      44.6      15.7
CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                                       42.6      36.5      80.6      36.0      20.3
CASH AND CASH EQUIVALENTS, END OF YEAR                  50.8      43.6      96.0      80.6      36.0
SUPPLEMENTAL DISCLOSURES OF
CASH FLOWS INFORMATION:
     Cash paid for:
          Interest to third parties                     26.0      22.3      49.0      48.8      62.9
          Income taxes, net of refunds received         52.6      45.1      99.4     144.3      48.6
     Non-cash transactions:
          Capital lease commitments incurred             1.2       1.0       2.3       0.1       5.6
          Capital lease commitments disposed of           --        --        --      (7.1)       --
          Fixed assets acquired from minority interest    --        --        --        --      19.6


See notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Dutch guilders, in millions, except share and per share data)

1. BASIS OF PRESENTATION

Benckiser N.V. and its subsidiaries (collectively, the "Company") engage in the business of manufacturing and marketing household and consumer products in approximately 25 countries. The Company's revenues are generated primarily through sales to mass-market retailers in over 45 countries throughout the world.

The Company follows accounting principles that conform with those generally accepted in the United States of America. The accompanying consolidated financial statements are stated in millions of Dutch guilders ("NLG") except that, solely for the convenience of the reader, certain Dutch guilder amounts presented as of and for the year ended December 31, 1998, have been translated into US dollars and Euro using the exchange rate in effect on December 31, 1998, of US$1.00 = NLG 1.8888 and EUR 1.00 = NLG 2.20371, respectively. Such US dollars translations should not be construed as representations that the Dutch guilder amounts could be converted into US dollars at that or any other rate. The Euro translations represent the permanently fixed rate of the Dutch guilder against the Euro on December 31, 1998.

The Company was incorporated in the Netherlands in December 1996. Joh. A. Benckiser GmbH ("JAB"), a German corporation, sold or contributed certain subsidiaries it owned to the Company during the period up to June 1997 to form the group presented herein, which represents the consolidated entity on a going forward basis from July 1, 1997, and includes the assets and liabilities of the subsidiaries, including certain intangible assets previously owned by JAB. JAB retained the ownership of certain other intangible assets, primarily certain trademarks. JAB receives license fees from the Company for the irrevocable use of these trademarks and the Company has a right of first refusal with respect to the purchase of any or all of the trademarks and licenses.

The consolidated financial statements include the results of operations, the financial position, changes in shareholders' equity and cash flows of the businesses that have been transferred to Benckiser N.V. as if the Company were a separate entity for all periods presented. Since the Company's businesses have been under the common control of JAB, the consolidated financial statements have been prepared using the historical costs of assets and liabilities and the historical results of operations related to the Company's businesses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of estimates - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates and assumptions made.

Foreign currency translation - The financial information for subsidiaries outside the Netherlands is measured using the local currencies as the functional currency. Assets and liabilities are translated using the exchange rates in effect as of the balance sheet date. Income and expenses are translated at the average exchange rates during the year. Gains and losses resulting from translation of financial statements of foreign subsidiaries operating in non-highly inflationary economies are recorded as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net earnings. Foreign subsidiaries operating in highly inflationary economies translate non-monetary assets and liabilities at historical rates and include translation adjustments in the statements of operations.

Foreign currency management - The Company enters into foreign exchange contracts from time to time with creditworthy institutions as a hedge against purchases and sales of inventories. The Company does not enter into forward exchange contracts for speculative purposes. Forward exchange contracts must be designated at inception as hedges, and are measured for effectiveness both at inception and on an on-going basis. For qualifying foreign currency hedges, gains and losses are deferred and recognized as adjustments of carrying amounts when the underlying hedged transaction is recorded.

Cash and cash equivalents - Cash and cash equivalents consist primarily of highly liquid investments with maturities of three months or less at the date of acquisition.

Inventories - Inventories are valued at the lower of cost or market. Cost of inventories is determined on the first-in, first-out basis.

Property, plant and equipment, net - Property, plant and equipment, net, is stated at cost less accumulated depreciation. The cost of renewals and betterments are capitalized and depreciated; expenditures for maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line or declining-balance methods over the useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining economic terms of the corresponding leases. The following table presents the assigned economic lives of the Company's property, plant and equipment:

Description                                                      Useful Life
-------------------------------------------------------------------------------
Buildings                                                        20-40 years
Machinery and equipment                                           5-15 years
Office furniture and equipment                                    2-10 years
Property and equipment                                             Lesser of
  under capital leases and                                     lease term or
  leasehold improvements                                       economic life

Intangible assets - Goodwill represents the excess of the purchase price over the fair value of the identifiable tangible and intangible net assets of businesses acquired from third parties. Trademarks consist primarily of the carrying value of trademarks arising from transactions with third parties after October 31, 1970. Goodwill is amortized on a straight-line basis over periods not exceeding 40 years. The average remaining life of goodwill as of December 31, 1998, was approximately 30 years. Trademarks are amortized on a straight-line basis over periods not exceeding 25 years. The average remaining life of trademarks as of December 31, 1998, was approximately 14 years.

Recoverability of long-lived assets - In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected cash flows and profitability projections that incorporate the impact on existing Company businesses. In the event that an impairment seems likely, the fair value of the related asset is determined, and the Company would record a charge to earnings based on comparing the asset's carrying value to the estimated fair value. Historically, the Company has generated sufficient returns from acquired businesses to recover the cost of goodwill and other intangible assets.

Revenue recognition - Net revenues are recognized at the time products are shipped to customers. Net revenue comprises gross revenue less trade discounts and customer allowances.

Selected operating expenses - Research and development costs are charged to earnings as incurred and were NLG 27.7 in 1998, NLG 25.1 in 1997 and NLG 21.6 in 1996. Advertising costs are charged to earnings as incurred and were NLG 393.3, NLG 352.2 and NLG 236.8 in 1998, 1997 and 1996, respectively.

Interest rate arrangements - When interest rate swaps effectively hedge interest rate exposures, the difference to be paid or received is accrued and recognized in interest expense and may change as market interest rates change. If an arrangement is terminated or effectively terminated prior to maturity, then a realized gain or loss is recorded as a basis adjustment to the hedged instrument if the hedged instrument remains outstanding, or immediately recognized in the consolidated statement of operations if the underlying hedged instrument does not remain outstanding.

Deferred income taxes - Deferred income taxes are provided for the temporary differences between the book carrying amounts and the tax basis of assets and liabilities as of the relevant balance sheet date. Deferred taxes are recorded at enacted statutory rates in the jurisdictions in which the Company operates. Classification of deferred tax assets and liabilities corresponds with the classification of the underlying assets and liabilities giving rise to the temporary differences or the period of expected reversal, as applicable. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock-based compensation - The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation costs for stock-based compensation plans are measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation expenses for restricted stock plans are recorded on the attainment of certain increases in the fair market value of the Company's shares.

Earnings per common share - Basic earnings per common share for the year ended December 31, 1998, have been computed using the weighted average number of 52,506,445 common shares outstanding during that period. 1997 and 1996 basic earnings per common share have been computed based on a "pro forma" basis using the 13,655,000 Class A Common Shares and the 38,761,670 Class B Common Shares outstanding on December 31, 1997. Diluted earnings per common share in 1998 and "pro forma" diluted earnings per common share in 1997 and 1996 have been determined based on the number of shares used in the calculation of basic earnings and pro forma basic earnings per common share plus common stock equivalents of 1,692,515 and 820,695 in 1998 and 1997, respectively, resulting from the Company's stock-based option plans.

Comprehensive income - Effective January 1, 1998, the Company retroactively adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for disclosure of comprehensive income. The Company's only item of other comprehensive income includes foreign currency translation adjustments. Other comprehensive income and the total of comprehensive income are now included within the statement of shareholders' equity.

Disclosures about segments - In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which is effective for the Company's year ending December 31, 1998. SFAS No. 131 redefines how operating segments are determined and requires qualitative disclosures of certain financial and descriptive information about a company's operating segments. The Company believes that it operates in one segment, the household cleaning products industry.

New accounting pronouncements - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that the Company recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The Company has not yet evaluated the effects of this change on its operations, which will be effective for the Company's year ending December 31, 2000.

Other - Certain amounts included in the 1997 and 1996 Consolidated Financial Statements have been restated to conform to the 1998 presentation.

3. ACCOUNTS RECEIVABLE

The Company factors certain of its third-party accounts receivable. Historically, a major portion of these third-party accounts receivable was factored to an affiliate. This activity has been discontinued as of June 1998. The discontinued affiliate factoring agreement was on a limited recourse basis with the Company responsible for 20% of any receivables sold to the affiliate that were not collectable. Under this agreement, NLG 105.4 was outstanding as of December 31, 1997. The total amount of receivables factored during the years ended December 31, 1998, 1997 and 1996, and recorded as sales of receivables, were NLG 462.7, NLG 1,184.4 and NLG 1,044.8 respectively. The Company has paid a factoring fee to the affiliate, which is based on the monthly outstanding balance and the London Interbank Offering Rate (LIBOR) for one month in the relevant currency plus a fixed margin. The cost of affiliate factoring included in the consolidated statements of operations amounted to NLG 3.5, NLG 6.4 and NLG 5.4 for the years ended December 31, 1998, 1997 and 1996, respectively.

Third-party factoring agreements are primarily on a limited recourse basis, with recourse to the Company for a defined percentage of the accounts, which become uncollectable. Under these agreements, a total of NLG 32.1 and NLG 27.9 were outstanding as of December 31, 1998 and 1997, respectively. Total receivables factored to third parties for the years 1998, 1997 and 1996 were NLG 414.6, NLG 441.2 and NLG 649.5, respectively.

The movements in the allowance for doubtful accounts for the years 1998, 1997 and 1996, respectively, are as follows:

Year ended December 31                            1998      1997      1996
-------------------------------------------------------------------------------
Balance at beginning of year                      34.6      40.8      44.6
Charged to costs and expenses                      3.0      10.3       7.5
Amounts written off during year                   (0.8)    (14.9)    (12.4)
Other changes                                     (2.4)     (1.6)      1.1
Balance at end of year                            34.4      34.6      40.8

4. INVENTORIES

Inventories consist of the following:

Year ended December 31                             1998     1997
-------------------------------------------------------------------------------
Raw materials                                      64.5     65.3
Work in process                                    15.8     15.9
Finished products                                 183.0     176.7
                                                  263.3     257.9

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

                              Land      Machinery    Office Furniture      Construction
                              and          and             and                 in
                            Buildings   Equipment        Fixtures            Progress        Total
----------------------------------------------------------------------------------------------------
Cost:
January 1, 1998               320.2        810.0           170.8                61.0         1,362.4
Additions                       4.3         25.4            16.3                67.3           113.3
Disposals                     (58.5)       (35.8)          (13.2)               (2.1)         (109.6)
Reclassifications              25.8         53.9            15.4               (95.1)             --
Effect of exchange rates       (4.2)       (12.6)           (4.6)               (5.4)          (26.8)
December 31, 1998             287.6        841.3           184.7                25.7         1,339.3

Accumulated depreciation:
January 1, 1998               136.5        607.4           113.8                 1.9           859.6
Depreciation                   10.8         45.9            24.1                  --            80.8
Disposals                     (39.9)       (32.4)          (10.2)               (1.9)          (84.4)
Reclassifications               0.7         (0.3)           (0.4)                 --              --
Effect of exchange rates       (1.4)        (7.8)           (3.8)                 --           (13.0)
December 31, 1998             106.7        612.8           123.5                  --           843.0

Net:
December 31, 1997             183.7        203.0            57.0                59.1           502.8
December 31, 1998             180.9        228.5            61.2                25.7           496.3

Property, plant and equipment, net, under capital leases, included in the above, consists of the following:

December 31                                                 1998      1997
-------------------------------------------------------------------------------
Land and buildings                                          52.9      50.6
Machinery and equipment                                       --       0.6
Cost                                                        52.9      51.2
Accumulated depreciation                                   (12.6)    (11.5)
Net                                                         40.3      39.7

6. INTANGIBLE ASSETS

Intangible assets, net, consist of the following:

                                                       Trademarks     Goodwill
-------------------------------------------------------------------------------
Cost:
January 1, 1998                                           559.3        603.9
Additions                                                  80.3         37.6
Effect of exchange rates                                   (2.7)       (11.9)
December 31, 1998                                         636.9        629.6

Accumulated amortization:
January 1, 1998                                           287.2        195.4
Amortization                                               24.9         15.1
Effect of exchange rates                                   (1.2)        (5.5)
December 31, 1998                                         310.9        205.0

Net:
December 31, 1997                                         272.1        408.5
December 31, 1998                                         326.0        424.6

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

December 31                                                1998         1997
-------------------------------------------------------------------------------
Materials and costs to be paid                             108.4        91.0
Rebates and customer bonuses                               108.0        93.8
Payroll and employee benefits                               92.5        99.7
Other                                                      133.8       118.1
                                                           442.7       402.6
Restructuring expenses

In 1997, the Company implemented an extensive program of identifying and implementing cost reduction and profit enhancement initiatives designed to increase the efficiency and profitability of its operations worldwide. These initiatives included: (i) a restructuring program that includes the closure of three factories in Western Europe and one in Puerto Rico; (ii) increasing common components across product lines to simplify manufacturing and logistic operations and reduce working capital; and (iii) a restructuring of local sales forces and administration activities. These changes resulted in the elimination of approximately 310 positions in 1998, primarily as a result of the closure of the factories. Further lay offs of approximately 330 positions will be concluded during 1999.

These related restructuring expenses of NLG 62.3 were recorded in the second half of 1997. The utilization of the accrual as of December 31, 1998, can be summarized as follows:

                                                       Non-                  Amount       Remaining
December 31, 1998                            Cash      Cash      Total      Utilized       Accrual
----------------------------------------------------------------------------------------------------
Lay-off and severance payments               37.7        --       37.7         (18.6)        19.1
Asset write-offs                               --      15.9       15.9         (15.9)          --
Legal contract terminations and
  administrative expenses                     3.4        --        3.4          (2.9)         0.5
Other                                         5.1       0.2        5.3          (3.3)         2.0
Total                                        46.2      16.1       62.3         (40.7)        21.6

The Company anticipates that these cost reduction and profit enhancement initiatives will be completed during 1999. Although the majority of the cash payments were made in 1997 and 1998, some of the cash payments will be extended to future periods due to lay-off and severance schemes.

8. DEBT OBLIGATIONS

Short-term debt

Bank overdrafts and unsecured short-term lines of credit - The Company maintains bank overdrafts and short-term unsecured lines of credit of NLG 665.6, of which NLG 52.3 and NLG 90.4 were drawn down as of December 31, 1998 and 1997, respectively. Interest rates on amounts borrowed under these short-term lines as of December 31, 1998, vary principally between 3.4% and 7.4% for Western Europe and North America, and between 2.9% and 7.9% for the Rest of the World. These rates vary according to the country and local economic conditions in which the Company has operations.

Long-term debt

Long-term debt consists of the following:

December 31                                            1998      1997
-------------------------------------------------------------------------------
Subordinated loans:
Austrian Schilling 350 million, LIBOR
  plus 1.5%, repaid in 1998                              --      56.1
Subordinated loan due to affiliate:
Dutch guilder 100 million, 3 months LIBOR
  plus 1.25%, repaid in 1998                             --     100.0

Term loans:
German Mark 450 million, fixed interest
  (100 million at 5.12%, 350 million at 5.74%),
  due in annual installments beginning in 1999
  through 2004                                        507.0     507.1
French Franc 50 million, repaid in 1998                  --      12.6
Other term loans, floating interest due
  through 2002                                          2.1       2.1
Long-term lines of credit:
Spanish Peseta 2.0 billion, variable interest
(4.85% as of December 31, 1998) maturing in 2000        6.8       3.2
German Mark 141 million, variable interest
(5.35% as of December 31, 1998) maturing in 2001       82.8        --
Capital lease obligations                              35.1      47.2
                                                      633.8     728.3
Less: current portion of long-term debt              (176.1)     (5.3)
                                                      457.7     723.0

Term loans and long-term lines of credit

On October 31, 1997, a subsidiary of the Company entered into a seven-year credit facility of German Mark 450 million (the "Credit Facility") with a syndicate of banks led by Westdeutsche Landesbank Girozentrale, which is guaranteed by Benckiser N.V. The Credit Facility replaced other loans and affiliated borrowings from JAB. Drawings under the Credit Facility bear interest at a rate based on the Reuters Monitor Money Services Page "ICAR" plus a margin of 0.50% per annum. On the date of borrowing the rate is fixed for the remaining term. During the term of the Credit Facility, the Company is required to maintain certain covenants consisting of certain financial ratios. As of December 31, 1998, the Company has utilized this credit facility in full.

The other term loans and long-term lines of credit are unsecured loans. The borrowings are usually made in the country and currency in which the proceeds will be used to avoid translation risks. The loans do not include any restrictive covenants or other restrictions. As of December 31, 1998, the Company had unused long-term lines of credit of NLG 389.8 available.

The aggregate maturities of long-term debt, excluding capital leases and long-term lines of credit as of December 31, 1998 are as follows:

1999                                              85.2
2000                                              85.0
2001                                              85.0
2002                                              84.7
2003                                              84.5
2004 and thereafter                               84.7
Total                                            509.1

9. INCOME TAXES

The components of earnings before corporate income taxes are as follows:

                                             1998      1997      1996
-------------------------------------------------------------------------------
Earnings before income taxes:
The Netherlands                               86.6       3.8       5.5
Foreign                                      306.2     246.7     267.9
                                             392.8     250.5     273.4

The Netherlands statutory tax rate is 35%. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the statutory tax rate, is as follows:

                                             1998      1997      1996
-------------------------------------------------------------------------------
Income tax expense based on statutory rate   137.5     87.7       95.7
Foreign tax rate differential                 31.2     42.0       38.5
Amortization principally due to
  intangibles carried for tax purposes       (27.6)   (40.0)     (36.8)
Non-deductible intangible amortization         3.6      3.3        3.5
Change in tax rate                            (0.6)    (6.9)       2.0
Change in valuation adjustment                 2.8     12.3        3.0
Other, net                                    12.9      7.0        4.5
Provision for income taxes shown in
  the statements of operations               159.8    105.4      110.4

The Company's provision for income taxes consists of the following:

                                             1998      1997      1996
-------------------------------------------------------------------------------
Provision (benefit) for income taxes
Current:
The Netherlands                                9.2       7.1       3.7
Foreign                                      144.5     121.5     114.8
                                             153.7     128.6     118.5
Deferred:
The Netherlands                                8.8      (3.0)       --
Foreign                                       (2.7)    (20.2)     (8.1)
                                               6.1     (23.2)     (8.1)
Total provision for income taxes             159.8     105.4     110.4

Deferred income tax assets and liabilities consist of the following:

December 31                                            1998      1997
-------------------------------------------------------------------------------
Current deferred income tax assets:
Accrued liabilities and allowances                     25.9      28.0
Net operating loss carryforwards                        2.3       2.2
Other                                                   1.0      12.5
Valuation allowance                                    (0.8)     (7.0)
Total current deferred income tax assets               28.4      35.7

Long-term deferred income tax assets:
Net operating loss carryforwards                       14.1       6.3
Pensions and other long-term liabilities                9.3       4.5
Other                                                   6.2      21.7
Valuation allowance                                    (3.4)     (9.4)
Total long-term deferred income tax assets             26.2      23.1

Long-term deferred income tax liabilities:
Tangible fixed assets                                 (10.3)    (13.6)
Intangible assets                                     (60.4)    (54.8)
Other                                                  (7.0)     (4.3)
Total long-term deferred income tax liabilities       (77.7)    (72.7)
Net long-term deferred income tax liabilities         (51.5)    (49.6)

As of December 31, 1998, the Company had net tax loss carryforwards aggregating NLG 79.2 million, which expire as follows:
                                                                Total
-------------------------------------------------------------------------------
1999                                                              2.7
2000                                                              5.9
2001                                                              8.4
2002                                                             24.6
2003                                                             20.8
2004 and thereafter                                              16.8
Total                                                            79.2

Generally, the utilization of net operating losses and other temporary differences are limited by the income of the companies that incurred the losses. Therefore, a valuation allowance has been established to reduce the tax benefit of these losses to an amount that is more likely than not realizable.

10. EMPLOYEE BENEFITS

Pensions plans - The Company sponsors contributory and non-contributory defined benefit pension plans covering employees in its subsidiaries in Austria, Belgium, France, Germany, Greece and the Netherlands, and non-contributory defined benefit pension plans for substantially all full-time US employees.

The plans in Austria, France, Germany and Greece are unfunded plans, whereas the plans in Belgium and the Netherlands are funded based on contractual requirements in those countries. The Company funds the US plans in amounts not less than the minimum ERISA funding requirements and not more than the maximum amount that can be deducted for US income tax purposes.

The components of net periodic pension costs for Company-sponsored plans are as follows:

                                             1998      1997      1996
-------------------------------------------------------------------------------
Service cost                                  2.8       2.4       3.8
Interest costs on projected benefit
  obligation                                  4.0       3.1       3.7
Actual return on plan assets                 (1.3)     (1.7)     (2.3)
Net amortization and deferral                (1.3)      0.8       1.3
Net periodic pension costs                    4.2       4.6       6.5

Reconciliations of the funded status of the plans to the prepaid (accrued) pension liability recognized in the accompanying consolidated balance sheets are as follows:

                                                       1998      1997
-------------------------------------------------------------------------------
Benefit obligation at beginning of year                57.3      52.2
Service cost                                            2.8       2.4
Interest cost                                           4.0       3.1
Actuarial (gain) loss                                   1.3       0.1
Benefits paid                                          (2.9)     (0.5)
Benefit obligation at end of year                      62.5      57.3

Fair value of plan assets at beginning of year         15.7      14.0
Actual return on plan assets                            1.3       1.7
Employer contributions                                  0.1        --
Benefits paid                                          (2.9)       --
Fair value of plan assets at end of year               14.2      15.7

Funded status                                          48.3      41.6
Unrecognized net actuarial loss                         0.2       2.1
Unrecognized prior service cost                        (1.9)     (0.1)
Accrued pension cost                                  (46.6)    (43.6)

As of December 31, 1998 and 1997, substantially all of the pension plans' assets were invested in common stocks and corporate obligations.

The assumptions used to compute the above information were as follows:

                                             1998      1997      1996
-------------------------------------------------------------------------------
Discount rate                                5%-7%     7%-12%    6%-12%
Expected long-term rate
  of return on plan assets                   6%-8%     3.5%-8%    5%-8%
Future compensation growth rate            2.5%-7%     3.5%-8%   3%-12%

The year-to-year fluctuations in the discount rate assumptions primarily reflect changes in interest rates in those countries with pension plans. The discount rates represent the expected yield on a portfolio of high-grade fixed-income investments with cash flow streams sufficient to satisfy benefit obligations under the plans when due. The Company also sponsors defined contribution plans for its North American and international employees. Such plan expenses for the North American plans were NLG 0.7, NLG 0.3 and NLG 0.9 in 1998, 1997 and 1996, respec-tively. Plan expenses for the international plans were NLG 9.9, NLG 6.9 and NLG 4.4 in 1998, 1997 and 1996, respectively. As of December 31, 1998 and 1997, the amounts included in pensions and other long-term liabilities for defined contribution plans were NLG 31.1 and NLG 30.4, respectively.

Post-retirement benefits - The Company also provides life insurance and health care benefits for certain retired employees meeting age and service requirements at its US subsidiaries. The total costs recognized for post-retirement life insurance and health care plans were NLG 0.4 in 1998, NLG
1.4 in 1997 and NLG 1.5 in 1996. The Company's post-retirement benefits are not funded. The accrued post-retirement benefit costs as of December 31, 1998 and 1997, were NLG 16.2 and NLG 17.1, respectively, of which NLG 5.1 and NLG 5.9 were vested as of December 31, 1998 and 1997, respectively. The assumed discount rate used in determining post-retirement benefit obligation was 6.75%and 7.5% as of December 31, 1998 and 1997, respectively.

For measurement purposes, per capita costs of covered health care cost benefits were assumed to increase for 1998 by 7% and 7% for non-Medicare and Medicare-covered employees, decreasing gradually to 5% for 2007 and remaining at that level thereafter. To illustrate this, a 1% increase in the assumed health care cost trend would increase the accumulated post-retirement benefit obligation by approximately NLG 1.2 and the service and interest costs by NLG 0.1.

Bonus Plan - Effective January 1, 1997, the Company adopted the Benckiser N.V. Annual Performance Plan (the "Performance Plan") for executive officers and other key employees of the Company. The participants of the Performance Plan are eligible to receive, on an annual basis, a cash bonus as a percentage of their base salary based on achievement of specified operating objectives (the "Target Bonus"). Based on the achievement of results in excess of the Target Bonus, the cash bonus may be increased up to 3.51 times the Target Bonus. Conversely, if operating objectives are below the Target Bonus amounts, the cash bonus amounts are reduced, or eliminated if minimum levels are not met. Expenses recorded under this plan were NLG 27.9 in 1998 and NLG 27.8 in 1997. Employment agreements - On July 1, 1997, the Company entered into employment agreements with members of the Management Board and Executive Vice Presidents of the Company for an indefinite period of time, subject to termination as set forth in the agreements. The employment agreements contain restrictive non-competition and confidentiality clauses during the term of employment and for an eighteen-month period thereafter. The agreements also contain termination, death and disability benefits, which provide lump sum payments to the amount of two times the base salary of the employee plus two times the average bonus received by the employee for the two most recent years. The termination benefits are payable to the employee for reasons not attributed to performance or for an "urgent reason" under applicable Dutch law. On a "change of control" of the Company, if the Company or the employee terminate the agreement within twelve months of the change of control, the employee will receive three times the base salary plus three times the average bonus received by the employee for the three most recent years. Stock Option Plans - Effective January 1, 1997, the Company adopted two stock-based award plans, the Initial Award Plan (the "Initial Award Plan") and the Benckiser Long-Term Incentive Plan (the "Long-Term Incentive Plan").

Initial Award Plan

Under the terms of the Initial Award Plan, the Human Resources and Compensation Committee was authorized to grant up to 3,100,000 Class B Common Shares to selected employees, as determined by the Compensation Committee at its sole discretion.

The Class B Common Shares to be distributed may be issued from authorized but previously unissued Class B Common Shares or through the Company's purchase of Class B Common Shares issued and outstanding. The Initial Award Plan authorizes the Human Resources and Compensation Committee to issue, with certain restrictions, stock options, tandem options and restricted stock. The stock options vest at the earlier of: (i) in equal installments over a three-year period beginning one year after the grant date; (ii) the participant's termination without cause, or death; and (iii) change of control of the Company. For certain eligible employees who purchased Class B Common Shares prior to the initial public offering, the Human Resources and Compensation Committee granted tandem options to purchase three additional Class B Common Shares for each Class B Common Share purchased. The tandem options issued vest after three years. The restricted Class B Common Shares will be transferred to participants in stages on the attainment of specified increases in the fair market value of the Class B Common Shares. Any restricted Class B Common Shares that have not been transferred within five years after the grant date will be cancelled. On transfer of restricted Class B Common Shares to a participant in the restricted stock plan, such a participant is entitled to receive the aggregate of the dividends or distributions paid with respect to any restricted Class B Common Shares from the grant date through the date of transfer to the participant. The exercise price of stock options and tandem options issued under the Initial Award Plan may be paid for in cash. The Human Resources and Compensation Committee, however, may permit a participant to pay the exercise price in a combination of the following: in whole or in part with either Class B Common Shares held by the participant, with Class B Common Shares issuable on exercise of the options, or by transfer of a number of options equal to the exercise price.

The Initial Award Plan contains a reload option (the "Restoration Option"), which allows the Human Resources and Compensation Committee to grant Restoration Options to employees who deliver Class B Common Shares or options for the payment of the exercise price. Such Restoration Options entitle the holder to purchase a number of Class B Common Shares equal to the number of Class B Common Shares delivered or withheld on exercise of the original options. The exercise price of the Restoration Options are to be determined by the Human Resources and Compensation Committee, but not to be below the fair market value of the Class B Common Shares at the date the original options were exercised.

Effective January 1, 1997, the Human Resources and Compensation Committee of the Company granted a total of 2,335,000 stock options to purchase 2,335,000 Class B Common Shares at an exercise price of German Mark 30 per Class B Common Share, and 325,000 restricted Class B Common Shares to key employees of the Company, of which 25,000 restricted Class B Common Shares were subsequently forfeited in 1997 and the remaining restricted Class B Common Shares vested in 1997. The restricted Class B Common Shares were purchased by the Company from JAB Investment B.V. at the fair value on the date the restricted Class B Common Shares vested. Of the stock options granted, 950,000 tandem options to purchase Class B Common Shares at an exercise price of German Mark 30 per Class B Common Share were granted to certain employees, who purchased 316,670 Class B Common Shares on August 15, 1997, at a fair market value (as of January 1, 1997) of German Mark 30 per Class B Common Share.

Long-Term Incentive Plan

Under the terms of the Long-Term Incentive Plan, the Human Resources and Compensation Committee of the Company is authorized to grant up to 2,670,000 Class B Common Shares to employees, the Management Board, the Supervisory Board of the Company or subsidiaries of the Company. The features of the Long-Term Incentive Plan are effectively the same as the stock options of the Initial Award Plan, and also contain a Restoration Option provision as described above. 750,000 options were granted under the Long-Term Incentive Plan in 1997. The Initial Award Plan and Long-Term Incentive Plan expire at the earlier of December 31, 2002, or on a resolution for the termination of the Plans by the Supervisory Board of the Company.

Stock-Based Compensation Award for Supervisory Directors - effective July 1, 1997, the Company adopted two stock-based compensation plans for its Supervisory Directors: the Benckiser Initial Award Plan for Supervisory Directors (the "Initial Award Plan for Supervisory Directors") and the Benckiser Long-Term Award Plan for Supervisory Directors (the "Long-Term Award Plan for Supervisory Directors"). The Class B Common Shares to be distributed under these plans may be issued from authorized but previously unissued Class B Common Shares or through the Company's purchase of Class B Common Shares issued and outstanding. No stock options were granted in 1998.

Initial Award Plan for Supervisory Directors

Under the terms of the Initial Award Plan for Supervisory Directors, the Human Resources and Compensation Committee was authorized to grant options to Supervisory Directors to purchase up to 30,000 Class B Common Shares. On September 19, 1997, Supervisory Directors purchased 30,000 Class B Common Shares at the January 1, 1997, fair market value of German Mark 30 per Class B Common Share. The Class B Common Shares were purchased from JAB Investments B.V. by the Supervisory Directors. Simultaneously, Supervisory Directors were granted tandem options to purchase 30,000 Class B Common Shares at an exercise price of German Mark 30 per Class B Common Share. Such tandem options vest in a manner similar to the stock options granted under the Initial Award Plan.

Long-Term Award Plan for Supervisory Directors

The Long-Term Award Plan for Supervisory Directors authorized the Human Resources and Compensation Committee to grant up to 200,000 Class B Common Shares either in the form of Class B Common Shares or options to purchase Class B Common Shares. The annual remuneration for the members of the Supervisory Board is such number of Class B Common Shares in the capital of the Company equal to NLG 100,000 (NLG 200,000 for the chairman of the Supervisory Board) at a price per share equal to the closing price of the Class B Common Shares on the Amsterdam Stock Exchange at the date of the first constitutive meeting of the Supervisory Board immediately following the General Meeting of Shareholders, being May 27, 1998.

In addition, each of the persons who is appointed as a member of the Supervisory Board at the Annual Meeting will be granted options under the Company's Long-Term Award Plan for Supervisory Directors to purchase a number of Class B Common Shares in the capital of the Company equivalent to the number and under the same conditions as previously mentioned.

Furthermore, that an additional compensation per Committee Chairmanship will be granted of such number of Class B Common Shares in the capital of the Company equal to NLG 25,000 under the same conditions previously mentioned, and options to purchase a number of Class B Common Shares in the capital of the Company equivalent to the number of shares granted per Committee Chairmanship under the same conditions as previously mentioned. In 1998, the Supervisory Directors received 10,637 Class B Common Shares as well as 10,637 options to purchase Class B Common Shares at a weighted average exercise price of NLG 103.58 per Class B Common Share as compensation, including 3,000 Class B Common Shares in the capital of the Company and options to purchase 3,000 Class B Common Shares in the capital of the Company at a price of NLG 83.90, being the closing price at the Amsterdam Stock Exchange at the year end 1997, for the serving period as from January 1, 1998, until the date of the General Meeting of Shareholders on May 26, 1998. In 1997, the Supervisory Directors received 3,000 Class B Common Shares as well as options to purchase 3,000 Class B Common Shares at an exercise price of German Mark 30 per Class B Common Share as compensation for the period until December 31, 1997. The features of the options granted to the Supervisory Directors are effectively the same as the stock options of the Initial Award Plan, and contain a Restoration Option provision similar to that of the Initial Award Plan.

Information relating to stock-based options is summarized below. There were no stock-based option plans prior to 1997.

                                      1998               1998                1997                    1997
                                   Number of       Average exercise        Number of            Average exercise
                                    options     price per share in NLG      options          price per share in NLG
--------------------------------------------------------------------------------------------------------------------
Options outstanding
as of January 1                    3,069,000           45.89                       0                  0.00
Granted                               10,637          103.58               3,118,000                 45.70
Exercised                           (292,323)          34.25                       0                  0.00
Cancelled                            (80,419)          74.00                 (49,000)               (33.60)
Options outstanding
as of December 31                  2,706,895           46.54               3,069,000                 45.89
Options exercisable
as of December 31                    271,406           59.61                       0                  0.00

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Had compensation expense for the Company's stock-based compensation plans been determined based upon fair values on the grant dates for awards under those plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's Net earnings and earnings per share would have been reduced to the pro forma amounts shown below.

                                                       1998      1997
-------------------------------------------------------------------------------
Net earnings                 As reported                239.7     154.8
                             Pro forma                  229.1     145.7
Basic earnings per share     As reported                 4.57      2.95
                             Pro forma                   4.36      2.78
Diluted earnings per share   As reported                 4.42      2.91
                             Pro forma                   4.24      2.74

Weighted average fair value of options
granted during the year                                 26.46     10.91

The fair value of options granted is estimated on the dates of grant using the Black-Scholes option pricing model and is based on the following assumptions:

                                                        1998       1997
-------------------------------------------------------------------------------
Expected life in years                                    3          3
Dividend yield                                         1.67%      1.62%
Volatility factor                                        35%        29%
Risk free interest rate range                        5.0%-5.1%  5.1%- 5.5%

11. SHARE CAPITAL

The Company's Class A Common Shares and Class B Common Shares may be automatically converted into Common Shares with a par value of NLG 4.00 per share if a "Triggering Event" occurs. A Triggering Event occurs if: i) any Class A Common Shares are held by a person other than a "Permitted Transferee", namely JAB, a group company of JAB, or a person designated by the shareholder of the Class B Common Shares; ii) the voting rights to any Class A Common Shares are held by a person other than a Permitted Transferee; iii) control of the activities of JAB is acquired by one or more persons other than one or more of the lineal descendants of Dr. Albert Reimann, a person who has made a public offer for and acquired at least 50% of all Class B Common Shares not already held by such a person, pursuant to the requirements of the Merger Code 1975 of the Social and Economic Council, as amended, and who, pursuant to an acquisition of Class A Common Shares, shall acquire 30% or more of the nominal amount of issued share capital of the Company, such percentage to be calculated without reference to the Class B Common Shares acquired pursuant to the public offer; or iv) the total number of votes that may be cast by the holders of Class A Common Shares in a General Meeting of Shareholders falls below 50.1% of the aggregate votes of the issued share capital. On the conversion into Common Shares from a Triggering Event, if the general premium reserves of the Company are not adequate to convert the Class B Common Shares to Common Shares with a par value of NLG 4.00 per share, all Class A and Class B Common Shares will be converted to Common Shares with a par value of NLG 1.00 per share with any difference between par values allocated to the general premium reserves of the Company.

At the General Meeting of Shareholders, each Class A Common Share shareholder is entitled to four votes per share held and each Class B Common Share shareholder is entitled to one vote per share held. Holders of Class A and Class B Common Shares have a preemptive right to acquire shares in the event of an issue of additional shares in proportion to the aggregate amount of shares held.

All shareholders of Class A and Class B Common Shares are entitled to distributions, if any, in proportion to the number of shares held, irrespective of the nominal value of such shares. The Company is dependent on payments, dividends and distributions from its operating subsidiaries in various jurisdictions for funds to pay dividends to shareholders. The ability of the Company and its principal operating subsidiaries to pay dividends is subject to certain statutory limitations in their respective jurisdictions, which primarily relate to the required allocation of a nominal percentage of earnings to the establishment and maintenance of statutory reserves. As a result, the ability to pay dividends may be limited. It is expected that cash dividends, if any, will be declared by the Company in Dutch guilders, although dividends may be declared in other currencies.

12. RELATED PARTY TRANSACTIONS

Transactions between the Company and JAB are effected at prices that are considered to reflect the market value of the products and services involved. Effective July 1, 1997, JAB and the Company entered into a transitional services agreement (the "Transitional Services Agreement") pursuant to which JAB agreed to provide or cause to be provided to the Company certain specified services for a transitional period. The period for which the services will be provided will vary depending on the type of services, but is expected, for the most part, not to exceed two years. Each party has the right to discontinue one or all of the services it receives from the other on reasonable notice to the party providing the services.

The Company has the irrevocable right to use certain trademarks and licenses owned by Benckiser Marken GmbH & Co. KG, an affiliate of JAB, for a term of 20 years with automatic extensions of 5 years thereafter, subject to certain conditions, with a right of first refusal with respect to the purchase of any or all of the trademarks and licenses. Under the terms of the Trademark License Agreement effective June 30, 1997, the Company pays the affiliate a fee of 3% of net sales in countries in which the brand was sold as of the date of the agreement for the exclusive use of such trademarks and licenses. The 1998, 1997 and 1996 consolidated financial statements reflect expenses incurred by the Company of NLG 29.0, NLG 25.7 and NLG 21.3, respectively, for these trademarks and licenses.

The Company manufactures certain products for an affiliated company, recording sales of NLG 3.9, NLG 6.9 and NLG 10.7 in 1998, 1997 and 1996, respectively, for the actual costs incurred, plus an agreed mark-up. The Company, JAB and other affiliates have entered into a tax sharing agreement (the "Tax Sharing Agreement") that sets forth each party's rights and obligations with respect to payments and refunds relating to certain taxes and related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities. In general, the Company agrees to indemnify JAB and other affiliates for certain taxes relating to the household cleaning products business and for certain taxes relating to the purchase and contribution of subsidiaries from JAB (the "Reorganization"), and JAB and other affiliates agree to indemnify the Company for certain taxes relating to all other businesses of JAB and other affiliates, respectively, and for certain taxes relating to the Reorganization, in each case for certain periods as set forth in the Tax Sharing Agreement. Both companies, JAB and Coty Inc., a subsidiary of JAB, also agree not to take certain actions that would have an adverse tax effect on other parties to the Agreement. The Company does not expect to incur any material liabilities as a result of this agreement.

On August 15, 1997, the Company purchased 316,670 Class B Common Shares from JAB Investments B.V. and subsequently transferred these Class B Common Shares to certain employees, who purchased such Class B Common Shares under the Initial Award Plan of the Company. The Company has paid for such Class B Common Shares the amount equivalent to the amount paid by the respective employees at the fair market value (as of January 1, 1997) of German Mark 30 per Class B Common Share. On October 2, 1998, the Company terminated a subordinated loan agreement with JAB Investments B.V., and repaid the outstanding amount of NLG 100.0.

13. COMMITMENTS AND CONTINGENCIES

The Company has capital and operating lease commitments expiring at various dates, primarily for buildings and equipment. Minimum rental lease commitments as of December 31, 1998, are as follows:

                                             Capital Leases    Operating Leases
-------------------------------------------------------------------------------
1999                                              5.4                23.2
2000                                              5.4                22.0
2001                                              5.4                22.7
2002                                              5.0                14.7
2003                                              5.0                13.5
2004 and thereafter                              23.3                59.0
Total minimum payments required                  49.5               155.1

Less amount representing interest               (14.4)                 --
Present value of net minimum lease payments      35.1               155.1
Less current portion                              1.4                23.2
Long-term obligations                            33.7               131.9

Rental expense net of sublease income was NLG 23.7, NLG 34.0 and NLG 22.6 for the years 1998, 1997 and 1996, respectively.

The Company leases certain property, plant and equipment from affiliates under capital and operating leases. The present value of obligations under capital leases with affiliates included above totaled NLG 34.1 as of December 31, 1998. Rental expense under operating leases with affiliates was NLG 0.8, NLG 0.6, and NLG 0.6 for the years 1998, 1997 and 1996, respectively.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and bank and affiliated short-term and long-term debt approximate the fair market values.

As of December 31, 1998, the Company has entered into foreign exchange contracts to hedge net receivable/payable positions arising from trade transactions. As of December 31, 1998, the Company has exchange contracts outstanding to purchase British Pounds, Swiss Francs, German Marks, Danish Crowns, Portuguese Escudos and Spanish Pesetas totaling NLG 140.8 (NLG 226.1 as of December 31, 1997), and exchange contracts to sell British Pounds, French Francs, German Marks, US Dollars, Australian Dollars, Czech Crowns, Italian Liras and Spanish Pesetas in exchange for NLG 230.0 (NLG 73.5 as of December 31, 1997). Contracts held as of December 31, 1998, expire from January 1999 through October 1999. The fair value of such contracts approximated their carrying value as of December 31, 1998. Losses on foreign currency transactions totaled NLG 7.7 for the year ended December 31, 1998. Gains on foreign currency transactions totaled NLG 3.1 and NLG 7.6 in the years 1997 and 1996, respectively.

As of December 31, 1998, a subsidiary of the Company has one cross currency interest rate swap agreement, which expires in 1999. This cross currency interest rate swap effectively hedges a portion of the Company's net investment in the Spanish subsidiary. The Company has agreed to swap 4,265 Spanish Peseta as of December 31, 1998, (Spanish Peseta 4,265 as of December 31, 1997) for German Mark 50.0 (German Mark 50.0 as of December 31, 1997). In addition, the Company has agreed to pay the Madrid Interbank Offering Rate ("MIBOR" less 0.93%) on the nominal amount (Spanish Peseta 4,265.0) and receive German Mark at LIBOR plus 1% in exchange. The gains and losses from the currency swap component of the cross currency interest rate swap are accounted for as hedges, in a manner similar to forward exchange contracts. Accordingly, the gain or loss in each period offsets the translation gain or loss on the debt of the Spanish subsidiary in the cumulative translation adjustment. The interest rate swap component of the cross currency interest rate swap is recorded at market value with resulting gains and losses recorded in the consolidated statements of operations. This cross currency interest rate swap has an average pay rate of 3.4883% and an average receive rate of 4.5674% as of December 31, 1998. The market value of the cross currency interest rate swap was NLG 0.8 and NLG 1.9 as of December 31, 1998 and 1997, respectively. The fair value of the cross currency interest rate swap agreement is the amount at which it could be settled, based on estimates obtained from dealers.

15. GEOGRAPHICAL INFORMATION

The Company is engaged in one segment, namely, the manufacturing and marketing of household and consumer products. Geographical segments are aligned into three regions: Western Europe, consisting of Austria, Belgium, Denmark, Finland, France, Germany, Greece, Israel, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom; North America, consisting of Canada and the United States; and Rest of World consisting of Australia, Belorussia, the People's Republic of China, Croatia, the Czech Republic, Dubai, Estonia, Hungary, Japan, Latvia, Lithuania, New Zealand, Poland, Romania, Russia, Slovak Republic, Slovenia, Turkey, the Ukraine and Yugoslavia.

The following table summarizes net revenues, operating income and identifiable assets of the Company's operations in the aforementioned geographical regions.

                                   Western    North    Rest of   Corporate &
                                   Europe    America   World     Eliminations   Consolidated
--------------------------------------------------------------------------------------------
Net revenues:
1998
Sales to customers                 2,603.4     556.9    697.1           --         3,857.4
Sales between geographic areas       665.0      12.1     53.4       (730.5)             --
Net revenues                       3,268.4     569.0    750.5       (730.5)        3,857.4

1997
Sales to customers                 2,434.9     531.6    615.9            0         3,582.4
Sales between geographic areas       609.5      22.9     42.8       (675.2)             --
Net revenues                       3,044.4     554.5    658.7       (675.2)        3,582.4

1996
Sales to customers                 2,223.4     392.7    422.9           --         3,039.0
Sales between geographic areas       761.4      21.1     25.7       (808.2)             --
Net revenues                       2,984.8     413.8    448.6       (808.2)        3,039.0

Operating income:
1998                                 448.1      (0.7)     2.7        (13.9)          436.2
1997                                 309.7       1.6     11.2        (15.9)          306.6
1996                                 309.0      20.5     13.7          0.8           344.0

Identifiable assets:
1998                               1,570.6     155.4    393.0        138.2         2,257.2
1997                               1,678.1     128.3    330.2        (66.3)        2,070.3
1996                               1,906.3     287.4    265.3       (393.9)        2,065.1

16. SELECTED OPERATING EXPENSES AND ADDITIONAL INFORMATION

The aggregate remuneration, including pension costs, paid or accrued by the Company for its Management Board were NLG 7.0, NLG 6.9 and NLG 4.2 for the years 1998, 1997 and 1996, respectively. Aggregate remuneration for the members of the Supervisory Board were NLG 1.1, NLG 0.1 and NLG 0.0 for the years 1998, 1997 and 1996, respectively.

Wages, salaries, social security expenses and pension expenses for all employees are as follows:

Year ended December 31                            1998      1997      1996
-------------------------------------------------------------------------------
Wages and salaries                                355.5     347.3     269.1
Social security expenses                           83.4      88.0      68.9
Pension expenses                                   15.2       8.9      10.5
                                                  454.1     444.2     348.5

The average number of employees in full time equivalents are as follows:

Year ended December 31                            1998      1997      1996
-------------------------------------------------------------------------------
Western Europe                                    2,865     2,890     2,898
North America                                       451       391       295
Rest of the World                                 2,074     2,067     1,374
                                                  5,390     5,348     4,567

17. LEGAL PROCEEDINGS

The Company is involved in various routine legal proceedings incident to the ordinary course of its business. The Company believes that the outcome of all pending and threatened legal proceedings will, on the whole, not have a material adverse effect on its results of operations, financial position or net cash flows.

Independent Auditors' Report

To the Supervisory Board and Managing Board of Benckiser N.V.

We have audited the accompanying consolidated balance sheets of Benckiser N.V. and its subsidiaries (collectively, the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the Netherlands. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Dutch guilder amounts into US dollar and Euro amounts, and, in our opinion, such translations have been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such US dollar and Euro amounts are presented solely for the convenience of the reader.

February 23, 1999
Amsterdam, the Netherlands

6. LIST OF SUBSIDIARIES

Name                                    Location                    % ownership
-------------------------------------------------------------------------------
Consolidated subsidiaries:
Benckiser Deutschland GmbH              Ludwigshafen, Germany         100%
Benckiser Produktion GmbH               Ladenburg, Germany            100%
Benckiser Detergents GmbH               Ludwigshafen, Germany         100%
Propack Produkte fur Haushalt
  und Korperpflege GmbH                 Ladenburg, Germany            100%
Benckiser Versicherungsvermittlungs
  GmbH                                  Ludwigshafen, Germany         100%
Benckiser Ltd.                          Swindon, United Kingdom       100%
Skandinavisk Benckiser A/S              Lyngby, Denmark               100%
Benckiser Investment B.V.               Amsterdam, The Netherlands    100%
Benckiser Oleochemicals B.V.            Amsterdam, The Netherlands    100%
Benckiser Central and Latin
  America B.V.                          Amsterdam, The Netherlands    100%
Benckiser International Finance N.V.    Amsterdam, The Netherlands    100%
Benckiser Asian Pacific B.V.            Amsterdam, The Netherlands    100%
Benckiser China B.V.                    Amsterdam, The Netherlands    100%
Benckiser Nederland B.V.                Hoofddorp, The Netherlands    100%
S.A. Benckiser N.V.                     Vilvoorde, Belgium            100%
S.A. Propack N.V.                       Vilvoorde, Belgium            100%
Benckiser France S.A.                   Nanterre, France              100%
Propack France S.a.r.l.                 Nanterre, France              100%
Joh. A. Benckiser (Portugal) Lda.       Lisbon, Portugal              100%
Benckiser Italia S.p.A.                 Milan, Italy                   99.6%
Benckiser S.A.                          Barcelona, Spain              100%
Union Derivan S.A.                      Barcelona, Spain              100%
Benckiser Espana S.A.                   Granollers, Spain             100%
Tendesa S.A.                            Barcelona, Spain              100%
Camp Industrial S.A.                    Barcelona, Spain              100%
Benckiser (Schweiz) AG                  Winterthur, Switzerland       100%
Benckiser Austria GmbH                  Hallein, Austria              100%
Benckiser Hellas ABEE                   Athens, Greece                100%
Benckiser Temizlik Malzemesi
  Sanayi ve Ticaret A.S.                Istanbul, Turkey              100%

Financial Summary


                                        1998 1)      1998 1)      1998      1997      1996      1995      1994 2)
(In millions, except per share data)      US$          EUR        NLG       NLG       NLG       NLG         NLG
-----------------------------------------------------------------------------------------------------------------
Consolidated Statements of Operations:
Net revenues                            2,042.3      1,750.4     3,857.4   3,582.4   3,039.0   2,674.5    2,693.4
Cost of sales                           1,146.9        983.0     2,166.2   2,052.1   1,803.0   1,674.0    1,655.8
Selling, general and administrative
  expenses                                643.3        551.3     1,215.0   1,120.7     850.9     680.7      713.7
Restructuring expenses                       --           --          --      62.3        --        --         --
Amortization of intangibles                21.2         18.1        40.0      40.7      41.1      33.5       37.6
Operating income 3)                       230.9        198.0       436.2     306.6     344.0     286.3      286.3
Interest expense, net                      23.0         19.8        43.4      56.1      70.6      79.5       79.2
Provision for income taxes                 84.6         72.5       159.8     105.4     110.4      86.0       76.8
Net earnings                              126.9        108.8       239.7     154.8     164.9     120.7      130.3

Consolidated Balance Sheet data:
Cash and cash equivalents                  50.8         43.6        96.0      80.6      36.0      20.3       35.1
Net current assets 4)                    (134.0)      (114.9)     (253.1)   (215.2)   (148.2)    (27.5)       8.9
Tangible and intangible assets, net       660.2        565.8     1,246.9   1,183.4   1,195.5   1,151.4    1,239.4
Total assets                            1,195.1      1,024.3     2,257.2   2,070.3   2,065.1   1,960.5    2,034.3
Total interest bearing debt               363.2        311.2       686.1     818.8   1,019.4   1,012.0    1,018.0
Total shareholders' equity                140.4        120.3       265.2      90.5      44.8     131.5      254.6

Consolidated Statements of Cash Flows:
Cash flows from operating activities:
Net earnings                              126.9        108.8       239.7     154.8     164.9     120.7      130.3
Depreciation and amortization              63.9         54.8       120.8     132.8     127.0     115.9      122.5
Compensation expenses from
  stock-based plans                          --           --          --      15.1        --        --         --
Restructuring expenses                       --           --          --      62.3        --        --         --
Changes in working capital                 12.0         10.3        22.7      16.2     110.0      15.5       83.0
Other                                      (6.2)        (5.3)      (11.6)    (30.1)     (3.9)     (5.3)     (14.5)
Net cash provided by operating activities 196.6        168.6       371.6     351.1     398.0     246.8      321.3

Cash flows from investing activities:
Purchase of fixed assets                  (60.0)       (51.4)     (113.3)   (138.9)   (103.0)    (73.2)     (58.0)
Other                                     (40.7)       (34.9)      (77.0)     (5.7)      7.9      44.2        9.7
Net cash used in investing activities    (100.7)       (86.3)     (190.3)   (144.6)    (95.1)    (29.0)     (48.3)

Cash flows from financing activities:
Dividend distribution                     (19.6)       (16.8)      (36.9)   (141.0)   (304.3)   (240.0)    (265.8)
Other                                     (60.6)       (51.9)     (114.7)    (32.2)     (4.8)      2.1       31.6
Net cash used in financing activities     (80.2)       (68.7)     (151.6)   (173.2)   (309.1)   (237.9)    (234.2)
Effect of exchange rates on cash and
cash equivalents                           (7.5)        (6.5)      (14.3)     11.3      21.9       5.3      (17.8)
Net increase (decrease) in cash and
cash equivalents                            8.2          7.1        15.4      44.6      15.7     (14.8)      21.0

Data per common share
Basic earnings per common share            2.42         2.07        4.57      2.95      3.15      2.30       2.49
Diluted earnings per common share          2.34         2.01        4.42      2.91      3.15      2.30       2.49


1) Amounts in Dutch guilders translated into US dollars and Euro have been translated, solely for the convenience of the reader, at a rate of US $1.00 = NLG 1.8888, the Noon Buying Rate on December 31, 1998, and of EUR 1.00 = NLG 2.20371, the permanently fixed rate of the Dutch guilder against the Euro on December 31, 1998. 2) 1994 Consolidated Balance Sheet data are unaudited. 3) Operating income in 1997 includes restructuring expenses of NLG 62.3 million and compensation expenses for stock-based plans of NLG 15.1 million. 4) "Net current assets", which is not a measure defined under US GAAP, comprises current assets (net of cash and cash equivalents) less current liabilities (excluding short-term borrowings and the current portion of subordinated loans). For the years through 1996, the amounts due from affiliates and the amounts due to affiliates have been excluded from "net current assets" as the amounts through 1996 have been considered to be short-term investments and short-term borrowings. Management considers "net current assets" to be a useful measure of the amount of the Company's funds that are invested in net current operating needs.

Shares: Relationship with JAB and JAB Investments B.V.

At December 31, 1998, JAB owned 100% of the outstanding Class A Common Shares of the Company (Class A Common Shares are entitled to four votes per share on any matter submitted to a vote at the Company's General Meeting of Shareholders). JAB Investments B.V., an affiliated Company of JAB, owns 43.8% of the outstanding Class B Common Shares of the Company (Class B Shares are entitled to one vote per share).

At December 31, 1998, the Common Shares owned directly or indirectly by JAB represent 76.6% of the combined voting power of all classes of the Company's voting stock. JAB intends to utilize its voting power to elect a majority of unrelated members to the Supervisory Board, and, under Dutch law, no member of the Management Board can be a member of the Supervisory Board. However, the Articles of Association of the Company will not restrict JAB's rights as a shareholder of the Company to nominate and elect a full Supervisory Board of its choosing or to vote for or against any nominees. The following table sets forth certain information regarding the beneficial ownership of the Company's Class B Common Shares and Class A Common Shares at December 31, 1998.

                                                     Class B              Class A               Total
                                                  Common Shares         Common Shares        Common Shares
                                                Number 1)       %     Number 1)       %      Voting Power %
-----------------------------------------------------------------------------------------------------------
Joh. A. Benckiser GmbH
Ludwig-Bertram-Strasse 8 + 10
D-67059 Ludwigshafen Germany                                        13,655,000  100.0%           58.3%

JAB Investment B.V.
World Trade Center
Amsterdam Airport, Tower C
Schiphol Boulevard 229
1118 BH Schiphol Airport                      17,112,000   43.8%                                 18.3%

All Members of the Supervisory Board,
Management Board
and officers as a group 2)                       686,295    1.8%                                  0.7%

1) All Class A Common Shares and Class B Common Shares convert into New Common Shares on the occurrence of a Triggering Event, including the transfer of any Class A Common Share to any other than a Permitted Transferee as defined in the Company's Articles of Association. The number of Class A Common Shares and percentages contained under this heading do not account for such a conversion right.

2) The members of the Supervisory Board as a group own 42,239 Class B Common Shares and the members of the Management Board as a group own 265,000 Class B Common Shares. In addition, both groups have been granted options to purchase 1,118,624 Class B Common Shares.

On November 24, 1997, Dr. Albert Reimann Verwaltungs GmbH has given notice, in accordance with the Disclosure of Major Holdings in Listed Companies Act, of its holding of 76.6% in the capital of Benckiser N.V. No notification has been received of any other holdings of more than 5%.

In connection with the Disclosure of Major Holdings in Listed Companies Act, the Company reported the changes in issued capital of 39,064,630 Class B Shares to the Amsterdam Exchanges.

                                      81